FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 21, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Material Change Report Dated May 21, 2010

EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

May 12, 2010 (entering into of underwriting agreement; see item 5.1 below)
May 20, 2010 (closing of financing; see item 5.1 below)

3.	News Release

The press release with respect to the entering into of the underwriting agreement was issued on May 12, 2010 through Marketwire.
The press release with respect to the closing of the financing was issued on May 20, 2010 through CNW Group.

4.	Summary of Material Change

See item 5.1 below.

5.	Full Description of Material Change

5.1           Full Description of Material Change

On May 11, 2010, Banro Corporation (“Banro” or the “Company”) issued a press release announcing that it was undertaking an overnight marketed offering of common shares of the Company (“Common Shares”) to be effected by way of a prospectus supplement (the “Offering”).  The press release stated that the number of Common Shares to be distributed and the price of each Common Share would be determined in the context of the market with final terms to be determined at the time of pricing, and that the Offering would be conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc. (together, the “Underwriters”).  The press release also stated that the Company would grant the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase additional Common Shares in an amount up to 10% of the number of Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days from the closing of the Offering.

On May 12, 2010, the Company issued a press release announcing the terms of the Offering and that, in connection with the Offering, the Company had entered into an underwriting agreement with the Underwriters (the “Underwriting Agreement”). The press release stated that a total of 61,000,000 Common Shares would be distributed at a price of Cdn$2.05 per Common Share for aggregate gross proceeds to the Company of Cdn$125,050,000.  The press release further stated that, pursuant to terms of the Underwriting Agreement, the Underwriters had been granted the Over-Allotment Option.

2

On May 20, 2010, the Company issued a press release announcing that it had closed the Offering.  A total of 67,100,000 Common Shares were issued and sold (including 6,100,000 Common Shares pursuant to the exercise in full of the Over-Allotment Option) at a price of Cdn$2.05 per Common Share for aggregate gross proceeds of Cdn$137,555,000.  The Offering was conducted through a syndicate of underwriters co-led by the Underwriters.

The Company intends to use the net proceeds from the Offering as follows: (i) development costs of “Phase 1” of the Twangiza project; (ii) additional drilling programs at the Twangiza project and other projects; and (iii) administrative and general corporate purposes of the Company.

The Offering was made by way of a prospectus supplement dated May 12, 2010 to the Company’s short form base shelf prospectus dated September 11, 2008 filed with securities regulatory authorities in all of the provinces of Canada (other than Quebec), and under the multi-jurisdictional disclosure system in the United States by way of a prospectus supplement dated May 12, 2010 to the Company’s U.S. shelf registration statement and related prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2008.  The foregoing documents and other documents filed by the Company and referred to therein are available under the Company’s profile on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.  The Common Shares were also offered on a private placement basis in certain jurisdictions outside of Canada and the United States.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold-belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”).  Banro is commencing construction of "Phase 1" of its Twangiza project, which is seen as the key to unlocking shareholder value by advancing the Company to gold production status and using this as a platform to develop the Company's significant gold assets in a socially and environmentally responsible manner.

Forward-Looking Statements: Statements in this report regarding the anticipated use of proceeds and future gold production are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including risks related to the stage of the Company's projects; market fluctuations in prices for securities of mineral resource companies such as Banro; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; political developments in the DRC; the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company's registration statement, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the SEC and in its annual information form dated March 29, 2010 and filed on SEDAR.  Although the Company believes the expectations reflected in the forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

3
5.2          Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

May 21, 2010.